December 7, 2004

VIA FACSIMILE (585) 263-1600
Deborah McLean Quinn
Nixon Peabody LLP
Clinton Square Suite 1300
Rochester, New York 14604
(585) 263-1307

Re:  	Bausch & Lomb Incorporated
	Schedule TO-I/A filed on December 6, 2004
	File No. 005-20467
      Registration Statement on Form S-4/A filed December 6, 2004
File No. 333-120483

Dear Ms. Quinn:

	We have reviewed the above referenced filings and have the following comment. Please feel free to call me with any questions you may have.

Schedule TO- Item 10. Financial Statements
1. We note your amendment and response to prior comment one, but believe that you should include further information required by Item
1010(c) of Regulation M-A. Specifically, we note that you have not included the items listed in Items 1010(c)(2), (3), and (5). Please revise to include these specific items in the summary financial information in the prospectus filed in connection with this exchange offer.

	Please direct any questions to me at (202) 942-2903.

         	               					Very truly
yours,



                 	          					Celeste M.
Murphy
							Attorney-Advisor Office of
							Mergers and Acquisitions


??

??

??

??


Deborah McLean Quinn, Esq.
November 24, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE